

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 9, 2016

Via Email
Mr. Stephen Tang
President
Sancon Resources Recovery, Inc.
602 Nan Fung Tower, Suite 6/F
88 Connaught Road Central
Central District, Hong Kong

> **Re: Sancon Resources Recover, Inc.**
> **10-K for the Year Ended December 31, 2015**
> **Filed June 10, 2016**
> **File No. 0-50760**

Dear Mr. Tang:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction

Cc: Mr. William B. Barnett
     Barnett & Linn